

October 12, 2010

By facsimile to (425) 451-8568 and U.S. Mail

Mr. Merlyn Kirk
President, Secretary, and Treasurer
GreenChoice International, Inc.
527 18th Avenue NW
Calgary, AB T2M-0T6, Canada

Re:    GreenChoice International, Inc.
       Pre-effective Amendments 3, 4, and 5 to Registration Statement on Form S-1
       Filed September 24, 2010 and October 6, 2010
       File No. 333-167879

Dear Mr. Kirk:

We reviewed the filings and have the comments below.

General

1.   Please update the disclosure throughout the prospectus as of the most recent practicable date. For example, the disclosure under "Security Ownership of Certain Beneficial Owners and Management" is dated as of April 30, 2010.

Risk Factors, page 4

17.  You May Not be Able to Sell Your Shares nn (sic) GreenChoice…

Notwithstanding the representation in response to prior comment 5 that the risk factor has been segregated into three separate risk factors, no revision was made. Please revise.

Use of Proceeds, page 10

2.   Please clarify whether the $35,000 in legal, audit, and other fees relate solely to the offering expenses. In this regard, we note the disclosure on page 49 that you estimate your offering expenses to be $22,007.13. We also note the disclosure in risk factor 15 regarding your estimated expenses of being a reporting company during the first year. We also note the disclosure on page 15 that you do not expect to generate any revenue during the first year.

Dilution, page 11

3.  Please disclose the date of the net tangible book value in the lead-in information to your dilution table.

4.  Please provide us your computation of the dilution table.

Plan of Distribution, page 12

5.  Please revise to provide a materially complete description of the subscription agreement.

Description of Business, 14

6.  We note the disclosure in the third paragraph and have the following comments:

    •   Please explain what you mean by "structural components."

    •   Please explain in greater detail the methods you will use to "build working relationships with established construction firms in Asia."

    •   Please explain the significance of the statement that you will be "providing a North American designed and fabricated product using North American grown tree stock."

7.  We note the disclosure in the fourth paragraph and have the following comments:

    •   It appears that your potential market is limited, given the "niche" nature of your proposed product.  Please revise to provide a materially complete description of the potential market for your proposed product.  Please also add risk factor disclosure discussing the potential limited market for your proposed product.

    •   Given that you are a new company that has no track record with your proposed products, please explain how you are going to provide a product with a "proven record."

    •   Please explain what you mean by the statement that you will "provide a unique North American product at a price that is competitive for such a unique product."

    •   Given that you have not yet begun implementing your business plan, please explain the basis for your statement that you will provide a product at a price that is "competitive." In responding to this comment, please address the costs of transporting your products to Asia.

8. We note the disclosure in the fifth paragraph and have the following comments:

   - Given that you have no agreement with Yellow Stone Log Homes, please remove all references to this company from your prospectus.

   - Please explain in greater detail the use of the term "prefabrication" in describing your proposed product. In this regard, we note that based on the current description of your business you simply supply pre-cut logs to construction firms in Asia and that all of the other building materials will be provided by the Asian construction firm.

   - Please describe all other aspects of constructing the final product, such as the requirement of a foundation, whether the log cabins will be outfitted with running water and electricity, etc.

9. We note the statement in the first full paragraph on page 15 that your president has a log cabin display home that will be available to potential customers for viewing. Given that you are targeting the Asian market, please address the likelihood of customers traveling to Canada to view the display home. Please also clarify whether the display home currently is constructed.

10. We note the disclosure in the second full paragraph on page 15. Please describe in greater detail the log cabin "niche market" and the competitive factors in relation to the normal housing market. Please also describe in greater detail the interior finishes of your proposed product.

11. We note the disclosure in the third full paragraph on page 15 and have the following comments:

    - Please explain in greater detail how you intend to market your proposed product throughout East Asia.

    - Please explain in greater detail how you intend to establish working relationships with local builders.

12. We note the disclosure in the sixth full paragraph on page 15. Disclosures that "We will be purchasing building materials that will have already undergone all the milling and manufacturing that is required before the product is delivered to the construction site for

erection" is inconsistent with disclosure that "The product supplied by Yellow Stone is 80% factory milled with the remaining 20% of fitting and milling to be completed on site." Please reconcile the disclosures.

13. We note the disclosure in the last paragraph on page 15. Please explain the basis for the statements in this paragraph, including whether these types of arrangements are permitted in each of the countries in which you intend to sell your proposed product.

14. We note the disclosure in the first full paragraph on page 16. Please advise us of the basis for your belief that "there is an opportunity for a company like ours to be successful with a Canadian or North American designed and fabricated product built from uniquely indigenous North American tree stock."

15. Please provide a materially complete description of the competitive conditions in your target market, including the methods of competition.

16. Please provide a materially complete description of the market for the raw materials that you will need to produce your proposed products, including any trends in the pricing for these materials.

17. Please disclose the information required by Item 101(h)(4)(xii) of Regulation S-K.

Plan of Operation, page 44

18. Please revise to provide a more detailed and specific plan of operation for the first year of operations that incorporates the company's day-to-day operations.

19. Please revise to address whether and when you anticipate hiring employees.

20. We note the disclosure in the set to last paragraph on page 45 and have the following comments:

   - Please explain why you will not implement your business plan until your stock has been cleared for trading.

   - Please disclose all requirements needed to clear your stock for trading.

   - Please explain the requirement that FINRA clear your stock for trading.

- Please explain the basis for the statement that you anticipate having a letter of understanding with a log supplier within three months.

- Please explain the basis for your "hope" discussed in the last sentence.

Certain Relationships and Related Transactions and Director Independence, page 47

21. We note your response to comment 14 in our letter dated August 10, 2010. We also note the disclosure in note 5 to the April 30, 2010 financial statements and note 5 to the July 31, 2010 financial statements. As requested previously, please tell us how you determined that your transactions with Mr. Kirk are not related party transactions.

Exhibit 5.1

22. We note the statement "VIA EDGAR CORRESPONDENCE ONLY." Since the legal opinion is filed as an exhibit to the registration statement, please delete the statement.

Exhibit 23.2

23. The consent from your independent registered public accounting firm references its report dated September 24, 2010. However, the audit report is dated June 18, 2010. Please advise or have your independent registered public accountant firm revise its consent accordingly.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,


Pamela A. Long
Assistant Director

cc:     James B. Parsons, Esq.
        Parsons/Burnett/Bjordahl, LLP
        1850 Skyline Tower
        10900 NE 4th Street
        Bellevue, WA 98004